恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

82-3964

02069055

02 DEC 11 AM 8:56

Our Ref.: HASE/JY/HI/02537

2nd December, 2002.

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

Re: Announcement regarding the increase in cancellation price in respect of the proposed privatisation of Henderson Investment Limited

We enclose for your information a copy of the announcement *(in English)* of the Company on 29th November, 2002 which has been advertised in newspapers on 2nd December, 2002.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

dlw 1/13

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)

PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF SCHEME OF ARRANGEMENT INCREASE IN CANCELLATION PRICE FROM HK$7.35 TO HK$7.60

Having taken into consideration the views of various HIL Shareholders, the Cancellation Price under the Proposal is to be increased from HK$7.35 to HK$7.60 per Scheme Share, representing an increase of 3.4%. The Proposal will be adjusted accordingly. No other changes to the Proposal are currently being made.

HLD has stated that it will not further increase the Cancellation Price. Investors should be aware that, following the making of this statement, HLD will not be allowed to increase the Cancellation Price, save in wholly exceptional circumstances, as a result of the provisions of Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

Reference is made to the joint announcement dated 5th November, 2002 (the "Announcement") by HLD and HIL in which it was announced that the Proposal would be put forward to the Scheme Shareholders regarding a proposed privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance involving the cancellation of all the Scheme Shares. Terms defined in the Announcement have the same meaning when used in this announcement unless otherwise defined herein.

Having taken into consideration the views of various HIL Shareholders, HLD has notified HIL that it is increasing the Cancellation Price from HK$7.35 to HK$7.60 per Scheme Share ("Revised Cancellation Price"), representing an increase of 3.4%. The Revised Cancellation Price represents a premium of 27.7% over the closing price of HK$5.95 per HIL Share quoted on the Stock Exchange on 4th November, 2002, being the last trading day prior to the suspension of trading in the HIL Shares pending the issue of the Announcement. The Proposal will be adjusted accordingly. No other changes to the Proposal are currently being made.

HLD has stated that it will not further increase the Cancellation Price. Investors should be aware that, following the making of this statement, HLD will not be allowed to increase the Cancellation Price, save in wholly exceptional circumstances, as a result of the provisions of Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend other terms of the Proposal, subject to all applicable provisions of the Takeovers Code. Any other changes to the Proposal that may be made will be announced by paid advertisement in the newspapers.

The final dividend of HK$0.11 per HIL Share will be paid on 19th December, 2002 to the HIL Shareholders whose names appear on the register of members on 18th December, 2002, subject to the approval of the HIL Shareholders in the annual general meeting.

The amount of cash required for the Proposal will be increased from HK$5,491 million to HK$5,678 million. HSBC has confirmed that sufficient financial resources are available to HLD to satisfy its payment obligations on implementation of the Proposal.

The scheme document containing details of the Proposal and other relevant information is expected to be despatched on or before Tuesday, 10th December, 2002.

Shareholders and potential investors should be aware that the Proposal (as revised) is subject to the satisfaction or waiver of the same conditions as applicable to the original Proposal and therefore may or may not become effective. Details of the conditions are set out in the Announcement. Shareholders and potential investors are advised to exercise extreme caution when dealing in HIL Shares.

On behalf of the board of
Henderson Land Development Company Limited
John Yip
Secretary

On behalf of the board of
Henderson Investment Limited
John Yip
Secretary

Hong Kong, 29th November, 2002

The HLD Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The HIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.